UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc - Result of Annual General Meeting

23 April 2025

Following the Annual General Meeting held today at Gogarburn, Edinburgh EH12 1HQ, NatWest Group plc (the "Company") announces the results of the poll vote for each resolution as follows. Resolutions 19, 20, 22, 23 and 25 to 27 were passed as special resolutions.

	VOTES FOR	%	VOTES AGAINST	%	% of ISC VOTED	VOTES WITHHELD
Resolution 1 To receive the 2024 Report and Accounts	25,169,732,416	99.98	4,693,348	0.02	77.90%	42,812,916
Resolution 2 To approve the Directors' remuneration policy in the Directors' remuneration report	24,668,869,124	97.86	538,673,576	2.14	78.00%	9,701,904
Resolution 3 To approve the Annual remuneration report in the Directors' remuneration report	24,455,534,356	97.02	752,180,000	2.98	78.00%	9,523,476
Resolution 4 To declare a final dividend of 15.5 pence per ordinary share	25,210,007,020	100.00	964,620	0.00	78.01%	6,270,124
Resolution 5 To re-elect Rick Haythornthwaite as a Director	24,610,336,308	97.63	597,931,384	2.37	78.01%	9,028,072
Resolution 6 To re-elect Paul Thwaite as a Director	25,197,786,500	99.95	11,700,440	0.05	78.01%	7,808,608
Resolution 7 To re-elect Katie Murray as a Director	25,129,062,580	99.68	79,840,192	0.32	78.01%	8,392,992
Resolution 8 To re-elect Frank Dangeard as a Director	Withdrawn
Resolution 9 To re-elect Roisin Donnelly as a Director	25,190,575,548	99.93	17,340,056	0.07	78.00%	9,378,216
Resolution 10 To re-elect Patrick Flynn as a Director	24,919,988,968	98.86	287,224,580	1.14	78.00%	10,078,424
Resolution 11 To elect Geeta Gopalan as a Director	25,040,822,712	99.34	167,113,408	0.66	78.00%	9,357,692
Resolution 12 To re-elect Yasmin Jetha as a Director	25,193,233,452	99.94	14,641,848	0.06	78.00%	9,418,220
Resolution 13 To re-elect Stuart Lewis as a Director	24,921,004,316	98.89	280,134,612	1.11	77.98%	16,154,892
Resolution 14 To elect Gill Whitehead as a Director	25,194,867,584	99.95	12,178,636	0.05	78.00%	10,246,912
Resolution 15 To re-elect Lena Wilson as a Director	24,909,732,340	98.82	297,888,676	1.18	78.00%	9,672,796
Resolution 16 To re-appoint Ernst & Young LLP as auditors of the Company	25,077,618,132	99.93	17,961,848	0.07	77.66%	121,713,848
Resolution 17 To authorise the Group Audit Committee to fix the remuneration of the auditors	25,192,460,104	99.96	9,918,028	0.04	77.99%	14,908,260
Resolution 18 To renew the directors' authority to allot shares in the Company	23,849,010,992	94.61	1,358,216,120	5.39	78.00%	10,060,712
Resolution 19 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with an offer or issue of equity securities	24,416,035,904	97.24	693,176,032	2.76	77.70%	108,097,636
Resolution 20 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with the financing of a transaction	24,390,836,816	97.13	719,616,816	2.87	77.70%	106,855,932
Resolution 21 To renew the directors' authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in relation to Equity Convertible Notes	24,865,593,608	98.65	341,345,176	1.35	78.00%	10,370,788
Resolution 22 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with Equity Convertible Notes	24,777,405,008	98.30	429,588,416	1.70	78.00%	10,308,236
Resolution 23 To renew the authority to permit the holding of General Meetings on 14 clear days' notice	23,989,768,936	95.16	1,219,870,804	4.84	78.01%	7,669,504
Resolution 24 To renew the authority in respect of political donations and expenditure by the Company in terms of sections 366 and 367 of the Companies Act 2006	24,830,739,644	98.51	374,782,580	1.49	78.00%	11,778,460
Resolution 25 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	25,182,432,744	99.94	14,970,200	0.06	77.97%	19,906,468
Resolution 26 To renew the authority to make off-market purchases of ordinary shares from HM Treasury	24,108,578,720	99.25	181,659,984	0.75	75.16%	8,317,104
Resolution 27 To authorise the Company to make off-market purchases of preference shares	24,944,922,400	98.95	263,670,916	1.05	78.01%	8,714,332

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, a copy of the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

A full text of the resolutions can be found in the Notice of Meeting which is available on the Company's website at

www.natwestgroup.com.

As at 17 April 2025 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 32,316,060,404

Contact:
Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	23 April 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary